
03010523

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the twelve months and quarter ended December 31, 2002. It contains the following tables:

- Consolidated Financial Statement
- Consolidated Earnings Statement
- Statement of Changes in Financial Position
- Consolidated Ratios
- Data per Share
- Discussion and Analysis of the Director General on the Financial Condition and Results of Operations of the Company
- Accompanying Financial Notes
- Relations of Shares Investments
- Property, Plant and Equipment
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product
- Schedule for the Determination of the Net Fiscal Earnings Account
- Schedule for the Determination of the Net Fiscal Earnings Account Reinvested
- Integration of the Paid Capital Stock
- Declaration from the Company Officials Responsible for the Information
- Financial Statement by Comparative Geographic Segments
- Financial Statement by Comparative Business Segments
- Notes to Consolidated Financial Statement

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE DICIEMBRE DE 2002 Y 2001
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**60,003,588**	100	**51,136,281**	100
2	**ACTIVO CIRCULANTE**	**23,498,872**	39	**15,991,341**	31
3	EFECTIVO E INVERSIONES TEMPORALES	14,556,269	24	7,618,628	15
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,131,892	5	3,391,658	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	943,287	2	568,393	1
6	INVENTARIOS	4,867,424	8	4,412,662	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**669,406**	1	**467,662**	1
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	125,420	0	30,165	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	543,986	1	437,497	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**29,753,468**	50	**28,848,986**	56
13	INMUEBLES	3,369,020	6	3,992,316	8
14	MAQUINARIA Y EQUIPO INDUSTRIAL	43,285,628	72	40,621,274	79
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	18,343,938	31	17,071,629	33
17	CONSTRUCCIONES EN PROCESO	1,442,758	2	1,307,025	3
18	**ACTIVO DIFERIDO (NETO)**	**5,288,404**	9	**4,992,056**	10
19	**OTROS ACTIVOS**	**793,438**	1	**836,236**	2
20	**PASIVO TOTAL**	**27,191,163**	100	**21,130,824**	100
21	**PASIVO CIRCULANTE**	**11,794,074**	43	**8,706,492**	41
22	PROVEEDORES	5,071,051	19	4,512,552	21
23	CREDITOS BANCARIOS	4,003,275	15	1,565,101	7
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	773,081	3	1,079,215	5
26	OTROS PASIVOS CIRCULANTES	1,946,667	7	1,549,624	7
27	**PASIVO A LARGO PLAZO**	**9,802,281**	36	**7,116,470**	34
28	CREDITOS BANCARIOS	9,802,281	36	7,116,470	34
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,059,331**	19	**4,742,858**	22
32	**OTROS PASIVOS**	**535,477**	2	**565,004**	3
33	**CAPITAL CONTABLE**	**32,812,425**	100	**30,005,457**	100
34	**PARTICIPACION MINORITARIA**	**9,798,345**	30	**8,832,086**	29
35	**CAPITAL CONTABLE MAYORITARIO**	**23,014,080**	70	**21,173,371**	71
36	**CAPITAL CONTRIBUIDO**	**14,032,185**	43	**14,032,185**	47
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,648,655	8	2,648,655	9
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,431,986	4	1,431,986	5
39	PRIMA EN VENTA DE ACCIONES	9,951,544	30	9,951,544	33
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**8,981,895**	27	**7,141,186**	24
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,700,627	30	8,997,328	30
43	RESERVA PARA RECOMPRA DE ACCIONES	2,729,813	8	733,187	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(6,285,343)	(19)	(5,982,658)	(20)
45	RESULTADO NETO DEL EJERCICIO	2,836,798	9	3,393,329	11

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

INFORMACION DICTAMINADA (Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**14,556,269**	100	**7,618,628**	
46	EFECTIVO	1,024,512	7	1,001,129	13
47	INVERSIONES TEMPORALES	13,531,757	93	6,617,499	87
18	**CARGOS DIFERIDOS**	**5,288,404**	100	**4,992,056**	
48	GASTOS AMORTIZABLES (NETO)	4,692,717	89	3,742,366	75
49	CREDITO MERCANTIL	595,687	11	1,249,690	25
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**11,794,074**	100	**8,706,492**	100
52	PASIVOS EN MONEDA EXTRANJERA	4,274,802	36	2,785,226	32
53	PASIVOS EN MONEDA NACIONAL	7,519,272	64	5,921,266	68
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	100	**0**	
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,946,667**	100	**1,549,624**	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	9,394	0	17,202	1
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,937,273	100	1,532,422	99
27	**PASIVO A LARGO PLAZO**	**9,802,281**	100	**7,116,470**	
59	PASIVO EN MONEDA EXTRANJERA	6,782,475	69	7,116,470	100
60	PASIVO EN MONEDA NACIONAL	3,019,806	31	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	100	**0**	
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	100	**0**	100
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**5,059,331**	100	**4,742,858**	
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,987,131	79	3,942,572	83
67	OTROS	1,072,200	21	800,286	17
32	**OTROS PASIVOS**	**535,477**	100	**565,004**	100
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	535,477	100	565,004	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,285,343)**	100	**(5,982,658)**	
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,285,343)	(100)	(5,982,658)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	11,704,798	7,284,849
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,072,200	800,286
74	NUMERO DE FUNCIONARIOS (*)	752	722
75	NUMERO DE EMPLEADOS (*)	18,448	18,156
76	NUMERO DE OBREROS (*)	22,456	22,622
77	NUMERO DE ACCIONES EN CIRCULACION (*)	5,297,310,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	10,280,000

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2002**

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2002 Y 2001
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**52,941,375**	**100**	**50,096,807**	**100**
2	COSTO DE VENTAS	26,364,561	50	24,870,722	50
3	**RESULTADO**	**26,576,814**	**50**	**25,226,085**	**50**
4	GASTOS DE OPERACION	17,085,932	32	16,692,900	33
5	**RESULTADO DE OPERACION**	**9,490,882**	**18**	**8,533,185**	**17**
6	COSTO INTEGRAL DE FINANCIAMIENTO	396,380	1	282,433	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**9,094,502**	**17**	**8,250,752**	**16**
8	OTRAS OPERACIONES FINANCIERAS	857,789	2	296,692	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**8,236,713**	**16**	**7,954,060**	**16**
10	PROVISION PARA IMPUESTOS Y P.T.U.	3,623,604	7	2,944,656	6
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**4,613,109**	**9**	**5,009,404**	**10**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**4,613,109**	**9**	**5,009,404**	**10**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**4,613,109**	**9**	**5,009,404**	**10**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	29,082	0
18	**RESULTADO NETO**	**4,613,109**	**9**	**4,980,322**	**10**
19	PARTICIPACION MINORITARIA	1,776,311	3	1,586,993	3
20	**RESULTADO NETO MAYORITARIO**	**2,836,798**	**5**	**3,393,329**	**7**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**52,941,375**	**100**	**50,096,807**	**100**
21	NACIONALES	49,523,542	94	46,675,919	93
22	EXTRANJERAS	3,417,833	6	3,420,888	7
23	CONVERSION EN DOLARES (***)	326,784	1	327,076	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**396,380**	**100**	**282,433**	**100**
24	INTERESES PAGADOS	906,441	229	947,847	336
25	PERDIDA EN CAMBIOS	999,843	252	(84,033)	(30)
26	INTERESES GANADOS	446,265	113	475,977	169
27	GANANCIA EN CAMBIOS	675,154	170	146,245	52
28	RESULTADO POR POSICION MONETARIA	(388,485)	(98)	40,841	14
8	**OTRAS OPERACIONES FINANCIERAS**	**857,789**	**100**	**296,692**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	857,789	100	296,692	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**3,623,604**	**100**	**2,944,656**	**100**
32	I.S.R.	267,983	7	2,765,173	94
33	I.S.R. DIFERIDO	34,006	1	(112,131)	(4)
34	P.T.U.	3,329,420	92	291,613	10
35	P.T.U. DIFERIDA	(7,805)	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	52,746,037	49,951,679
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	52,941,375	50,096,807
39	RESULTADO DE OPERACION (**)	9,490,882	8,533,185
40	RESULTADO NETO MAYORITARIO (**)	2,836,798	3,393,329
41	RESULTADO NETO (**)	4,613,109	4,980,322

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2002 Y 2001
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**4,613,109**	**4,980,322**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	4,637,135	3,860,463
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC**	**9,250,244**	**8,840,785**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(61,743)	549,667
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**9,188,501**	**9,390,452**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	4,725,947	(588,300)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(1,139,992)	(699,769)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**3,585,955**	**(1,288,069)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(5,836,815)**	**(4,836,782)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	6,937,641	3,265,601
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	7,618,628	4,353,027
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	14,556,269	7,618,628

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**4,637,135**	**3,860,463**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	3,744,915	3,343,221
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	185,724	160,203
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	706,496	357,039
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(61,743)**	**549,667**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	418,179	(154,034)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(685,956)	(17,113)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(374,896)	293,091
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	873,205	221,031
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	(292,275)	206,692
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**4,725,947**	**(588,300)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	1,929,049	(254,049)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	3,552,726	(254,215)
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	(365,919)	213,670
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(389,909)	(293,706)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(1,139,992)**	**(699,769)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(1,139,992)	(699,769)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(5,836,815)**	**(4,836,782)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	(296,473)	77,983
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(3,222,205)	(3,089,869)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	135,733	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(2,453,870)	(1,824,896)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	8.71	%	9.94	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	12.33	%	16.03	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	7.69	%	9.74	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	20.43	%	17.30	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	8.42	%	(0.82)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.88	veces	0.98	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.78	veces	1.74	veces
8	ROTACION DE INVENTARIOS (**)	5.42	veces	5.64	veces
9	DIAS DE VENTAS POR COBRAR	18	días	21	
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	6.56	%	10.90	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	45.32	%	41.32	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.83	veces	0.70	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	40.66	%	46.86	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	32.95	%	24.67	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	10.47	veces	9.00	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.95	veces	2.37	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.99	veces	1.84	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.58	veces	1.33	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.86	veces	0.76	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	123.42	%	87.51	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	17.47	%	17.65	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(0.12)	%	1.10	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	10.14	veces	9.91	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	131.79	%	45.67	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(31.79)	%	54.33	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	55.20	%	63.88	

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .48	$ .57
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .60	$ .71
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .00	$ .00
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 4.34	$ 4.00
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .13	$ .09
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	1.56 veces	1.89 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	14.21 veces	13.19 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	11.37 veces	10.55 veces

(**) INFORMACION ULTIMOS DOCE MESES

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

RESULTADOS FINANCIEROS AUDITADOS PARA EL CUARTO TRIMESTRE Y AÑO COMPLETO TERMINADOS EL 31 DE DICIEMBRE DEL 2002 COMPARADOS AL CUARTO TRIMESTRE Y AÑO COMPLETO TERMINADOS EL 31 DE DICIEMBRE DEL 2001.

FEMSA Consolidado

Ingresos Totales
En el cuarto trimestre del 2002, nuestros ingresos totales consolidados crecieron 6.7%, llegando a 13,615 millones de pesos y en los doce meses, estos crecieron 5.7% a 52,941 millones de pesos. Nuestra subsidiaria comercial, FEMSA Comercio, contribuyó significativamente al crecimiento en ventas del trimestre con la apertura de 216 nuevas tiendas Oxxo (neto de cierres), al mismo tiempo que Coca-Cola FEMSA continuó impulsando sus ingresos con un buen crecimiento en volumen y precios estables. FEMSA Empaques logró capitalizar ciertos incrementos en la demanda de sus productos y registró un sólido crecimiento en ventas en el cuarto trimestre. Por el otro lado, FEMSA Cerveza siguió enfrentando una débil demanda en los mercados del norte del pais durante el trimestre, y registró una disminución en ingresos totales de 1.0%.

Utilidad de Operación
En el cuarto trimestre del 2002, nuestros gastos de operación consolidados (incluyendo la amortización del crédito mercantil y los servicios corporativos pagados a Labatt), aumentaron 1.1% a 4,325 millones de pesos. Como porcentaje de los ingresos totales, los gastos de operación se redujeren 170 puntos base a 31.8%, resultado de continuas iniciativas de eficiencia en costos en todas nuestras subsidiarias. Nuestra utilidad de operación consolidada (después de la participación en los resultados de compañías asociadas) aumentó 10.3% a 2,443 millones de pesos expandiéndose el margen de operación consolidado en 50 puntos base a 17.9% de los ingresos totales consolidados.

En el año 2002, nuestros gastos de operación consolidados incluyendo la amortización del crédito mercantil y servicios corporativos pagados a Labatt, aumentaron 2.7% a 17,170 millones de pesos. La agresiva expansión en el número de tiendas por parte de FEMSA Comercio es la principal responsable del incremento en el gasto de operación, ya que las subsidiarias de bebidas redujeron exitosamente sus gastos operativos durante el año. Como porcentaje de los ingresos totales, los gastos de operación disminuyeron 100 puntos base a 32.4%. Nuestra utilidad de operación consolidada (después de la participación en los resultados de compañías asociadas) aumentó 11.2% a 9,491 millones de pesos, impulsada por un incremento en la rentabilidad de Coca-Cola FEMSA y de FEMSA Comercio. Nuestro margen de operación consolidado aumentó 90 puntos base llegando a 17.9% de los ingresos totales.

Gasto Financiero Neto
En el cuarto trimestre del 2002, el gasto financiero neto consolidado aumentó 4.2% a 123 millones de pesos. Este aumento respecto al cuarto trimestre del 2001 refleja el efecto neto de: (i) un incremento de 19.9% en los gastos financieros reflejando mayores pasivos promedio y el efecto de la depreciación del peso contra el dólar en nuestros pasivos netos en dólares, y compensado parcialmente por menores tasas de interés promedio, y (ii) un aumento de 37.9% en el producto financiero como resultado de una posición de caja promedio mayor, que generó menor ingreso relativo debido a las tasas de interés en

pesos ligeramente menores.

En el año completo, el gasto financiero neto consolidado disminuyó 2.5% a 460 millones de pesos. Los gastos financieros consolidados disminuyeron 4.4% a 906 millones de pesos comparado al 2001, principalmente debido a menores tasas de interés reales aplicables a nuestros pasivos, no obstante que los pasivos brutos aumentaron 3.4% en promedio en el 2002 y la porción en dólares se afectó por la devaluación del peso contra el dólar ocurrida durante el año. Este fenómeno se compensó parcialmente por la reducción en el ingreso financiero consolidado, el cual disminuyó 6.3% a 446 millones de pesos reflejando el efecto neto de menores tasas de interés aplicables a nuestras inversiones comparado con el 2001 y una mayor posición en caja de pesos.

Fluctuación Cambiaria, Resultado por Posición Monetaria y Otros Gastos

Ajuste al Crédito Mercantil de Argentina. Tomando en cuenta la incertidumbre que predomina por la recesión económica en Argentina, decidimos adoptar una postura más conservadora en la valuación del crédito mercantil relacionado a nuestra inversión en ese país. Por consiguiente, en el tercer trimestre pasamos a otros gastos la cantidad de 139 millones de pesos argentinos (402 millones de pesos) relacionados a la compra de los territorios de Coca-Cola FEMSA de Buenos Aires. Simultáneamente, hemos decidido dejar de utilizar nuestra inversión en esta franquicia como cobertura cambiaria para los pasivos denominados en dólares asumidos para esta adquisición en vista de la volatilidad del peso argentino frente al dólar, lo cual tuvo un efecto el costo integral de financiamiento para el 2002 en los cálculos de fluctuación cambiaria y resultado por posición monetaria. Estos ajustes no implican movimientos de efectivo.

Fluctuación Cambiaria. En el cuarto trimestre del 2002 registramos una pérdida por fluctuación cambiaria de 41 millones de pesos comparada con una ganancia por fluctuación cambiaria de 219 millones registrada en el mismo periodo de 2001. Aunque nuestros pasivos netos promedio se redujeron significativamente, la devaluación de 22 centavos ocurrida en el cuarto trimestre del 2002 produjo una pérdida cambiaria, en comparación a una apreciación de 33 centavos ocurrida en el cuarto trimestre del 2001.

En el año 2002 registramos una pérdida cambiaria de 325 millones de pesos, comparada a una ganancia cambiaria de 230 millones de pesos en el año 2001, principalmente debido al efecto de la devaluación del peso contra el dólar, que sumó 1.28 pesos por dólar en el año, sobre los pasivos netos denominados en dólares en México. Esto se compara a una apreciación de 43 centavos aplicada sobre mayores pasivos denominados en dólares en el 2001. Por otro lado, la devaluación del peso argentino contra el dólar sobre la posición activa neta en dólares en Argentina tuvo un efecto favorable sobre la fluctuación cambiaria durante el 2002.

Posición Monetaria. En el cuarto trimestre del 2002 la pérdida por posición monetaria ascendió a 29 millones de pesos, principalmente vinculada a nuestra posición neta activa en México y al incremento de 50 puntos base en la inflación en México durante el trimestre, comparada a la registrada en el mismo periodo del año anterior.

La ganancia por posición monetaria en el año 2002 ascendió a 389 millones de pesos, comparada con una pérdida de 40 millones en el 2001. Esta ganancia fue generada principalmente como resultado de la tasa de inflación acumulada en Argentina sobre el pasivo contratado para la adquisición de Coca-Cola FEMSA Buenos Aires. La inflación en Argentina durante el 2002 ha sido de 41.2%.

Otros Gastos. Los otros gastos consolidados en el cuarto trimestre del 2002 sumaron 171 millones de pesos, y consisten principalmente en indemnizaciones y bajas de activos. Los otros gastos consolidados en el año 2002 sumaron 858 millones de pesos, incluyendo el ajuste no-deducible de una porción del crédito mercantil relacionado a nuestra inversión en Argentina por un monto de 402 millones de pesos que se cargó en el tercer trimestre, además de indemnizaciones y bajas de activos fijos.

Impuestos
En el cuarto trimestre del 2002 registramos impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades ("impuestos") por 862 millones de pesos, un aumento de 97.3% respecto al cuarto trimestre del 2001. Las principales razones de esta diferencia son (i) una difícil comparación contra el cuarto trimestre del año pasado, donde tuvimos un beneficio aislado por una reducción en la tasa impositiva de acuerdo con una nueva ley, y (ii) una mayor provisión para la participación de los trabajadores en las utilidades.

En el año 2002, los impuestos sumaron 3,624 millones de pesos, un incremento de 23.1% sobre el mismo periodo del año anterior. Excluyendo el efecto del cargo no recurrente por el ajuste del crédito mercantil de nuestras operaciones en Argentina, la tasa impositiva promedio para el año 2002 fue 41.9%.

Utilidad Neta
En el cuarto trimestre del 2002 nuestra utilidad neta consolidada disminuyó 28.3% a 1,217 millones de pesos de 1,698 millones de pesos en el cuarto trimestre del 2001. Los cargos no-operativos que impactaron este resultado, como se ha descrito, son principalmente (i) la pérdida cambiaria de 41 millones de pesos comparada a una ganancia de 219 millones en el cuarto trimestre del 2001, y (ii) el incremento de 97.3% en la provisión de impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades.

En el año 2002 la utilidad neta consolidada de FEMSA disminuyó 7.4% a 4,613 millones de pesos registrados en el año 2002, de 4,980 millones de pesos para el mismo periodo del 2001. El incremento de 11.2% en nuestra utilidad de operación consolidada fue descompensado por cargos no-operativos que consistieron principalmente en: (i) un aumento de 40.4% en nuestro costo integral de financiamiento consolidado, (ii) un aumento significativo en nuestros otros gastos no-deducibles relacionado principalmente al ajuste de una porción del crédito mercantil sobre nuestras inversiones en Argentina, lo cual ocurrió durante el tercer trimestre del 2002, y (iii) el efecto de cargos no-operativos en el cuarto trimestre, como se ha descrito.

Utilidad Neta Mayoritaria Consolidada
La utilidad neta mayoritaria consolidada fue de 725 millones de pesos para el cuarto trimestre del 2002, comparada con 1,183 millones de pesos registrados

en el cuarto trimestre del 2001. La utilidad neta mayoritaria consolidada ascendió a 2,837 millones de pesos para el año 2002, comparada con 3,393 millones de pesos registrados en el año 2001.

Anuncio: Cambio en Política de Comunicación de Estimados

FEMSA ha cambiado su política de comunicación de estimados, y de ahora en adelante dejará de proveer metas de desempeño operativo o financiero para cualquiera de sus subsidiarias.

Federico Reyes, Director de Finanzas de FEMSA, explicó: "Consideramos que el direccionamiento estratégico de una compañía debe determinarse con un horizonte de largo plazo. También creemos que el establecer metas de corto plazo puede distraer al equipo administrativo de su enfoque en las iniciativas estratégicas que, en última instancia, determinan la capacidad de una corporación para ser exitosa en el futuro."

"Adicionalmente, la integración de los territorios y operaciones de Panamco requerirán mayor enfoque por parte de nuestros ejecutivos y de toda la organización de Coca-Cola FEMSA. Considerando la magnitud del trabajo por delante, creemos que será difícil para esta compañía en lo particular y para FEMSA en general proveer estimaciones de corto plazo con respecto a indicadores operativos y financieros."

"Seguiremos ofreciendo perspectivas acerca del avance de las iniciativas estratégicas y otros factores que pudieran ser críticos para entender nuestros negocios y su ambiente operativo, con el compromiso de siempre proporcionar información oportuna, completa y de alta calidad. De esta forma, seremos capaces de medir nuestro progreso conforme éste se vaya logrando, en lugar de establecer pronósticos de corto plazo y enfocarnos en su cumplimiento, lo que podría ser perjudicial para la estrategia de largo plazo de la compañía," concluyó Federico Reyes.
FEMSA Cerveza

Disposición contable: Como se ha venido mencionando en reportes recientes, estamos dando cumplimiento a los lineamientos del EITF No. 01-09 recientemente emitido por el FASB, "Contabilidad de las Consideraciones dadas por un Vendedor a un Cliente o Revendedor de los Productos del Vendedor". Este pronunciamiento requiere que los gastos incurridos por FEMSA Cerveza por estos conceptos sean reclasificados como deducciones de las ventas netas. Las amortizaciones que previamente se clasificaban como gastos de venta por montos de 176.9 millones de pesos, 229.8 millones, 224.7 millones, y 219.5 millones en los trimestres primero, segundo, tercero y cuarto del 2001, respectivamente, se reclasificaron como reducción de ventas netas de acuerdo al pronunciamiento del EITF. De manera correspondiente, para el 2002 hemos reclasificado 210.0 millones de pesos, 248.7 millones, 240.9 millones y 231.6 millones en los trimestres primero, segundo, tercero y cuarto del 2002, respectivamente.

Ingresos Totales
En el cuarto trimestre del 2002 los ingresos totales de FEMSA Cerveza ascendieron a 5,171 millones de pesos, lo que representa una disminución de 1.0% comparado al mismo periodo del año anterior, como resultado de un

decremento de 1.0% en el volumen de ventas total y una disminución de 0.6% en el precio promedio total por hectolitro en términos reales. El volumen nacional disminuyó 1.3% a 5.534 millones de hectolitros, ya que la demanda de cerveza recayó en todo México durante el trimestre reflejando la debilidad económica. El volumen de exportación creció 3.0% en el trimestre con un incremento de 4.5% en el precio promedio por hectolitro. La demanda de cerveza en los Estados Unidos disminuyó ligeramente en el trimestre debido a ciertas anomalías en el ritmo de consumo ligadas a la situación geopolítica y al clima adverso en ciertas regiones.

En el año 2002, los ingresos totales de FEMSA Cerveza crecieron 0.5% a 20,815 millones, reflejando una disminución de 0.2% en el volumen de ventas total y un aumento de 0.6% en el precio promedio por hectolitro total en términos reales. El volumen de ventas nacional disminuyó 0.7%, ya que FEMSA Cerveza continuó experimentando un efecto adverso por el deterioro del ingreso personal disponible en las regiones del norte de México, mercados donde tiene mayor presencia relativa. El nivel de empleo en las industrias manufacturera y de comercio al menudeo en el norte del país disminuyó aproximadamente 4.6% en el 2002, mientras que en el centro y sur esta disminución fue de aproximadamente 0.3% y 0.4%, respectivamente. Similarmente, nuestros volúmenes de venta en el norte disminuyeron 2.9%, mientras que en el resto del pais aumentaron aproximadamente 1.9%. El precio en el mercado nacional aumentó 0.9% en términos reales, atribuible principalmente al aumento de precios aplicado a nivel nacional durante el primer trimestre. El volumen de exportación aumentó 6.1% a 1.955 millones de hectolitros, lo cual ahora representa el 8.2% del volumen de ventas total.

En el 2002 FEMSA Cerveza avanzó en el desarrollo de su esquema de negocios, principalmente en la implementación de herramientas avanzadas para llegar al mercado, pero sobre todo en la transformación de aspectos culturales de la organización que conducen al desarrollo de competencias claves. A lo largo del año, el volumen nacional operado bajo el sistema de preventa llegó al 75.4%, al mismo tiempo que se instalaron aproximadamente 30,000 refrigeradores especializados en todo el país, y se llevaron a cabo renegociaciones exitosas con distribuidores concesionarios con el objetivo de eficientar nuestro sistema de distribución primaria. El área de mercadotecnia de FEMSA Cerveza impulsó su esfuerzo de visibilidad de marca y equipamiento con propuestas innovadoras y menos costosas, y desarrolló aún más el alcance y la profundidad de sus capacidades de investigación y análisis de mercados. Nuestra marca Sol fue impulsada durante todo el año mediante la campaña de imagen "Tomando Sol" y el patrocinio de eventos futbolísticos, arrojando excelentes indicadores de salud de marca y volumen. Y en el contexto de la transformación global, también se logro un progreso significativo en el diseño y configuración de la plataforma de procesos "ERP" (Enterprise Resource Planning), la cual actualmente se encuentra implementando su primer programa piloto de funcionamiento integral como preparación al lanzamiento nacional durante el 2003 y 2004.

Utilidad de Operación
En el cuarto trimestre del 2002, la utilidad bruta de FEMSA Cerveza disminuyo 2.4% comparado al cuarto trimestre del 2001, como resultado de un pequeño incremento en el costo de ventas reflejando (i) la depreciación del peso contra el dólar en los insumos denominados en dólares y (ii) comparativos que ya mostraban los efectos de la disminución de personal iniciada en el cuarto

trimestre del 2001. El margen bruto se contrajo 50 puntos base a 57.2% de las ventas totales. Los gastos de administración disminuyeron 1.1% a 522.6 millones de pesos durante el periodo, gracias a los continuos esfuerzos de contención de gastos en toda la organización, y permanecieron constantes como porcentaje de los ingresos totales, en 10.1%. Los gastos de venta disminuyeron 2.0% a 1,474 millones de pesos, aproximadamente en línea con la disminución en ventas nacionales. La participación en compañías asociadas resultó en una ganancia de 58.2 millones de pesos en el trimestre. La utilidad de operación de FEMSA Cerveza, después de la participación en las utilidades de compañías asociadas y antes de la deducción de servicios corporativos a FEMSA y Labatt, disminuyó 1.2% a 983.4 millones de pesos en comparación al cuarto trimestre del 2001, resultando en un margen de operación antes de la deducción del pago de servicios corporativos idéntico al del mismo trimestre el año pasado, a 19.0% de los ingresos totales.

En el año 2002, la utilidad de operación de FEMSA Cerveza aumentó 5.3% a 3,938 millones de pesos. El margen operativo antes de servicios corporativos se expandió 80 puntos base a 18.9% de los ingresos totales. Este aumento se deriva de las mejoras en el margen bruto y la exitosa contención de gastos de operación. El margen bruto se expandió 30 puntos base a 57.6% de las ventas totales, reflejando importantes mejorías en productividad manufacturera y ahorros en la logística de distribución primaria. Los gastos de operación como porcentaje de los ingresos totales disminuyeron 40 puntos base a 38.6%.

Eventos Recientes
A partir del 1 de enero del 2003 nuestra subsidiaria Logística CCM, en la cual FEMSA tiene participación del 70%, ha sido reintegrada a la estructura de FEMSA Cerveza. FEMSA Cerveza era el único cliente de Logística CCM, y ambas compañías son propiedad de los mismos accionistas en idénticas proporciones. Se determinó que este movimiento haría a FEMSA Cerveza más comparable con el resto de la industria cervecera. Los estados financieros de FEMSA Cerveza reflejarán los efectos de este cambio a partir del año 2003. Esperamos que el efecto neto sea una ligera mejora en el margen de operación de FEMSA Cerveza.

Coca-Cola FEMSA

Los ingresos totales incrementaron 4.8% en el cuarto trimestre del 2002, debido a que Coca-Cola FEMSA registró un sólido crecimiento en el volumen vendido en los territorios mexicanos (incremento de 5.5%, incluyendo KIN Light) y la primera recuperación en volumen en el territorio argentino en cinco trimestres (incremento de 3.0%). Los ingresos totales en los territorios mexicanos crecieron 4.6%, impulsados por crecimientos en las categorías de colas y aguas naturales, así como por la mayor proporción de presentaciones no-retornables (de mayor precio) en la mezcla. La presentación en garrafón de 5 litros de Ciel ha logrado un gran éxito en el Valle de México, y ya representa una porción significativa del portafolio de aguas de Coca-Cola FEMSA. En el año 2002, los ingresos en México aumentaron 6.7%, con incrementos de 5.6% en volumen de ventas y de 1.1% en el precio promedio por caja.

Por primera vez en doce meses Coca-Cola FEMSA Buenos Aires ha logrado crecimiento en ventas, principalmente como resultado de la exitosa estrategia de incrementar la proporción de productos en envases retornables. Este tipo de presentaciones, encabezadas por la botella de vidrio de 1.25 litros para

Coca-Cola y Sprite, ha crecido de 5.8% de la mezcla en el 2001 a 12.4% durante el 2002. Los ingresos de Buenos Aires crecieron 7.6% en el cuarto trimestre del 2002, como resultado de incrementos de 3.0% y de 4.1% en el volumen y el precio promedio por caja unidad, respectivamente. En el año 2002, los ingresos de Argentina disminuyeron 8.2%, con una reducción acumulada en volúmenes de 11.0%. Ante esto, consideramos que hemos tenido bastante éxito en contener las pérdidas en Argentina, lo cual resalta la capacidad de Coca-Cola FEMSA para diseñar e implementar estrategias rentables de mercadeo en territorios altamente deprimidos.

La utilidad de operación consolidada de Coca-Cola FEMSA aumentó 12.5% durante el trimestre y 14.6% en el año 2002. Estos resultados reflejan principalmente la reducción de gastos de venta en términos absolutos en México y el hecho de que los gastos administrativos consolidados han permanecido virtualmente sin cambios como porcentaje de los ingresos a lo largo del año. El margen de operación se expandió 180 puntos base en el trimestre y 200 puntos base en el año 2002, con relación a los ingresos totales.

Eventos Recientes
El 23 de diciembre de 2002, Coca-Cola FEMSA entró en un acuerdo de adquisición con Panamerican Beverages, Inc. (NYSE: PB, "Panamco"). Se espera cerrar la compra durante el segundo trimestre de 2003, sujeta al cumplimiento de ciertas condiciones. Para mayor información sobre el tema de la transacción, por favor consulte la página de Internet de relación con inversionistas de FEMSA en http://ir.femsa.com.

Favor de consultar el reporte trimestral de Coca-Cola FEMSA en los anexos. Se notifica que las cifras y comentarios expresados en este reporte no integran operación alguna de Panamco y sus franquicias embotelladoras ni consideraciones de financiamiento relacionadas a la transacción de compra. La adquisición de Panamco por Coca-Cola FEMSA no se ha concluido todavía.

FEMSA Comercio

Durante el cuarto trimestre del 2002 FEMSA Comercio abrió 216 nuevas tiendas Oxxo (neto de tiendas cerradas), terminando así el año con 2,216 tiendas Oxxo en total. Este extraordinario logro ilustra nuestra intención de penetrar y saturar el segmento de tiendas de conveniencia en México tan rápido como sea posible, asegurando las mejores localizaciones. En conjunto, hemos buscado continuamente formas para realzar la propuesta de valor para nuestros clientes, probando atractivas mejoras a nuestras tiendas, tales como máquinas automáticas de café, zonas de comida rápida mejor acondicionadas y refrigeradores abiertos, así como ofreciendo un centro confiable para pagos de varios servicios domésticos.

En el cuarto trimestre del 2002, los ingresos totales de FEMSA Comercio crecieron 20.9% como resultado del crecimiento del espacio de ventas. Las ventas promedio por tiendas maduras comparativas, sin embargo, disminuyeron 1.9% en el trimestre, debido a que la modesta recuperación observada en algunos mercados del norte se descompensó con un deterioro en el clima comercial de las regiones centro y sur. FEMSA Comercio ha mejorado su margen bruto 190 puntos base como resultado de la exitosa práctica de administración por categorías y nuestra creciente habilidad de trabajar en conjunto con nuestros socios proveedores al diseñar promociones y esquemas de precios diferenciados. De esta forma, somos capaces de diseñar nuestras promociones según las necesidades de cada ciudad o de cada estación, permitiendo así un beneficio para nuestros socios proveedores mediante la administración de ingresos. Nuevamente, la absorción de costos y gastos fijos y el uso más eficiente de los centros de distribución, generaron un notable incremento en la utilidad de operación del 57.2%, lo que representa una expansión del margen de operación de 110 puntos base a 4.5% de los ingresos totales en el trimestre.

En el año 2002, los ingresos totales de FEMSA Comercio crecieron 18.7% como resultado de la agresiva expansión de la Cadena Comercial Oxxo, la cual ha añadido 437 tiendas (neto de tiendas cerradas) en este año. Las ventas promedio por tiendas maduras comparativas, sin embargo, disminuyeron 1.6% comparado al periodo correspondiente del 2001, reflejando principalmente el débil desempeño de algunos importantes mercados fronterizos en el norte del país donde hay alta concentración de tiendas Oxxo. Sin embargo, la utilidad de operación de FEMSA Comercio aumentó 44.3% en el 2002. El margen de operación antes de servicios corporativos pagados a FEMSA aumentó 80 puntos base a 4.6% de los ingresos totales.

FEMSA Empaques

FEMSA Empaques cerró el año sólidamente observando aumentos en la demanda de lata de bebidas y botella de vidrio conjugada con el efecto favorable del debilitamiento del peso en sus ingresos en dólares. El incremento en la capacidad utilizada de producción trajo como resultado la absorción de costos fijos sobre un volumen mayor. Por el otro lado, FEMSA Empaques observó una tendencia decreciente en el precio de sus productos, la cual a su vez se ha contenido por la disminución en los precios de sus materias primas.

En el cuarto trimestre del 2002 FEMSA Empaques observó un incremento en ingresos totales de 10.7%, impulsado principalmente por el crecimiento en el volumen de 14.2% y 16.9% en los negocios de botella de vidrio y lata de bebidas, respectivamente. El negocio de botellas de vidrio aumentó sus ventas de botellas a FEMSA Cerveza, no obstante la reducción en ventas a clientes terceros. Las ventas a Coca-Cola FEMSA se comparan con cuarto trimestre del 2001 cuando se efectuó el lanzamiento de la botella de Coca-Cola de 8 onzas, pero aun así muestran un incremento significativo en volumen. Las ventas de lata de bebidas también aumentaron en función de una mayor demanda de FEMSA Cerveza, principalmente vinculada a sus crecientes ventas de lata de 16 onzas. En conjunto, FEMSA Empaques se benefició por una nómina reducida (incluyendo personal de oficina central) y mejores indicadores de productividad en las líneas de operación. La utilidad de operación antes de servicios corporativos aumentó 17.8%, lo que representa una expansión de margen operativo de 80 puntos base a 13.4% de los ingresos totales.

En el año 2002 los ingresos totales de FEMSA Empaques crecieron 0.3%, y la utilidad de operación aumentó 5.0%. Como resultado, el margen operativo de FEMSA Empaques antes del pago de servicios corporativos a FEMSA incrementó 70 puntos base a 15.2% de los ingresos totales del año. La recuperación en rentabilidad se debe en parte a la depreciación del peso frente al dólar durante la segunda mitad del año, lo cual reduce el peso relativo de la estructura de costos denominada en pesos en los negocios de productos metálicos (Famosa, S.A. de C.V.) Además, prácticamente todas las operaciones de FEMSA Empaques han logrado aumentar su productividad conforme se implementan los sistemas de ERP en los procesos de producción, lo cual ha permitido reducciones significativas del personal.

Se presentó cierta información financiera auditada de Fomento Económico Mexicano, S.A. de C.V. y subsidiarias ("FEMSA") para el cuarto trimestre y año completo terminados el 31 de diciembre del 2002, comparada con el cuarto trimestre y año completo terminados el 31 de diciembre del 2001. Somos una empresa tenedora, cuyas principales actividades están agrupadas bajo las siguientes compañías subtenedoras y realizadas por sus respectivas subsidiarias operativas: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), la cual se dedica a la producción, distribución, y venta de cerveza; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), la cual se dedica a la producción, distribución y venta de refrescos; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), la cual se dedica a la producción y distribución de materiales de empaque; y FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), la cual opera tiendas de conveniencia.

Todas las cifras en este reporte están expresadas en pesos mexicanos constantes ("Pesos" o "Ps") con poder adquisitivo al 31 de diciembre del 2002 y fueron preparadas de acuerdo con Principios de Contabilidad Generalmente Aceptados en México ("PCGA México"); por lo tanto, todos los cambios porcentuales están expresados en términos reales. La reexpresión se determinó como sigue:

· Para los resultados de las operaciones en México, utilizando los factores derivados del Indice Nacional de Precios al Consumidor ("INPC"). Para reexpresar los pesos de diciembre del 2001 a pesos de diciembre del 2002, se aplicó un factor de inflación de 1.0570, y para reexpresar los pesos de septiembre del 2002 a pesos de diciembre del 2002, se aplicó un factor de inflación de 1.0169.
· Para los resultados de las operaciones en Buenos Aires, utilizando los factores derivados del Indice Nacional Argentino de Precios al Consumidor. Para reexpresar los pesos argentinos de diciembre del 2001 a pesos argentinos de diciembre del 2002, se aplicó un factor de inflación de 1.4122, y para reexpresar los pesos argentinos de cierre de septiembre del 2002 a pesos argentinos de diciembre del 2002, se aplicó un factor de inflación de 1.0101. Posteriormente para convertir los pesos argentinos a pesos, se aplicó el tipo de cambio al 31 de diciembre del 2002, de 3.1036 pesos por peso argentino.

PRINCIPALES POLITICAS CONTABLES

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aun cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores derivados del Índice Nacional de Precios al Consumidor ("INPC").

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores derivados del INPC.

· Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del ejercicio, utilizando factores derivados del INPC para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del ejercicio, para las subsidiarias en el extranjero.

La Compañía actualiza su estado de resultados aplicando factores derivados del INPC del mes en el cual ocurrió la transacción, a la fecha de presentación de los estados financieros.

La información financiera de ejercicios anteriores de las subsidiarias mexicanas fue actualizada utilizando factores derivados del INPC y, la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y, posteriormente, fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del ejercicio. Consecuentemente, las cifras son comparables entre sí y con ejercicios anteriores, al estar expresadas en términos de la misma moneda.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. El costo de ventas del ejercicio se determina con base en el valor de reposición de los inventarios al momento de su venta. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan en base a factores derivados del INPC considerando su antigüedad promedio.

d) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, en base al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el primer momento en que se incurren.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición.

FEMSA Cerveza clasifica las botellas y cajas como inventarios. El gasto por rotura se carga a los resultados en la medida en que ocurre. Al 31 de diciembre del 2002, 2001 y 2000, el gasto por rotura ascendió a Ps. 22, Ps. 41 y
Ps. 34, respectivamente.

Coca-Cola FEMSA clasifica las botellas y cajas dentro del rubro de propiedad, planta y equipo. Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual.

La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y de un año para envase de plástico retornable. Al 31 de diciembre del 2002, 2001 y 2000, el gasto por rotura reconocido en los

resultados ascendió a Ps. 192, Ps. 199 y
Ps. 279, respectivamente. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas en circulación. La diferencia entre el costo y los depósitos recibidos se amortiza de acuerdo con la vida útil de dichos activos.

f) Inversión en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías asociadas, en las que no se tiene influencia significativa, se valúan al costo de adquisición actualizado, mediante la aplicación de factores derivados del INPC.

g) Propiedad, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores derivados del INPC, excepto por las botellas y cajas de
Coca-Cola FEMSA (ver Nota 4 e). La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del ejercicio.

La depreciación de propiedad, planta y equipo se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

Las tasas promedio anuales de depreciación de los activos son las siguientes:

Edificios y construcciones 2.82%
Maquinaria y equipo 5.54%
Equipo de distribución 7.38%
Otros activos 7.37%

h) Otros Activos:
Representan erogaciones cuyos beneficios serán recibidos en un plazo mayor a un año, representados principalmente por:

· Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan en base al plazo en que se espera recibir los beneficios, el cual a partir del 2001 se determina a través del volumen desplazado por los clientes. Los acuerdos con clientes tienen una vigencia de entre tres y cuatro años, en promedio.

Hasta diciembre del 2001, la amortización de estos gastos se registraba dentro del gasto de ventas. A partir del 2002, la Compañía adoptó los lineamientos de la nueva disposición de la Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Contabilidad de las Consideraciones Dadas por un Vendedor al Cliente o Revendedor de los Productos del Vendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas. Los estados de resultados del 2001 y 2000 han sido reclasificados para adecuar este cambio en su presentación.

· Mejoras en propiedades arrendadas, las cuales son actualizadas con base a factores derivados del INPC, y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

· Gastos preoperativos que corresponden a los gastos incurridos antes de que se inicien las operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Se actualizan con base a factores derivados del INPC y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

i) Crédito Mercantil y Otros Activos Intangibles:
Es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos adquiridos, siendo este último similar al valor de mercado de dichos activos. Esta diferencia se amortiza en un plazo no mayor a 20 años. El crédito mercantil se registra en la moneda funcional de la subsidiaria en la cual se efectuó la inversión y se actualiza aplicando la inflación del país de origen y el tipo de cambio de cierre del ejercicio.

j) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción a los gastos de venta. Los gastos netos efectuados por dichos conceptos ascendieron a Ps. 715, Ps. 693 y Ps. 707, al 31 de diciembre del 2002, 2001 y 2000, respectivamente.

Adicionalmente, desde 1999 participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión neta de la participación de
The Coca-Cola Company se registra en la cuenta de propiedad, planta y equipo.

k) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante factores derivados del INPC y dicha actualización se registra en el capital contable. El incremento en el saldo de las obligaciones laborales se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996. La amortización del ejercicio se registra como un gasto en el estado de resultados.

Las principales subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del ejercicio en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos, neto. Al 31 de diciembre del 2002, 2001 y 2000 el monto registrado en otros gastos ascendió a Ps. 162, Ps. 169 y Ps. 226, respectivamente.

l) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los productos.

m) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
La Compañía determina y registra el Impuesto Sobre la Renta ("ISR"), el Impuesto al Activo ("IMPAC") y la Participación a los Trabajadores en las Utilidades ("PTU") con base en la legislación fiscal en vigor y al Boletín D-4 "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades", el cual requiere el reconocimiento de activos y pasivos por impuestos diferidos, por todas aquellas diferencias temporales que surjan entre los saldos contables y fiscales de los activos y pasivos.

El saldo de impuestos diferidos por concepto de ISR e IMPAC se determina utilizando el método de activos y pasivos, el cual considera todas las diferencias temporales entre los saldos contables y fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del ejercicio y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente de la reversión que se espera de ciertas diferencias temporales.

El impuesto diferido aplicable al resultado del ejercicio se determina comparando el saldo de impuestos diferidos al final del ejercicio contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen. El efecto neto acumulado inicial por la adopción del Boletín D-4 el 1 de enero del 2000, fue reconocido en el capital contable dentro de las cuentas de utilidades retenidas e interés minoritario (ver Nota 21 d).

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada al 60% de su participación accionaria.

n) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda nacional al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre del ejercicio. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero (ver Nota 3).

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria de las subsidiarias mexicanas se determina aplicando el INPC mensual a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero (ver Nota 3).

El resultado por posición monetaria de las subsidiarias en el extranjero se calcula aplicando la inflación mensual del país de origen a la posición monetaria neta al inicio de cada mes, expresada en la moneda del país de origen, posteriormente los resultados mensuales se convierten a pesos mexicanos utilizando el tipo de cambio al cierre del ejercicio, excepto por lo mencionado en la Nota 3.

o) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en el costo de ventas y en los gastos de operación y si se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

Hasta diciembre del 2000, la Compañía registraba el efecto en resultados a la fecha de vencimiento de los instrumentos financieros, excepto en el caso de las opciones, en las cuales la prima pagada se registraba en resultados en línea recta durante la vida del contrato.

A partir de enero del 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del ejercicio de los activos y pasivos financieros, se registra en el resultado del ejercicio. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio del 2001 como cambio en política contable, neto de su efecto fiscal, cuyo monto ascendió a Ps. 29.

p) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores derivados del INPC de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

q) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del ejercicio, y se presenta en el estado de variaciones en las cuentas de capital contable consolidado.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
INFORMACION DICTAMINADA Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	6,734,991	23,696,815
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	50,000	100.00	3,954,688	4,293,475
3 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	307,945	275,028
4 ELIMINACIÓN ACCIONES		1	0.00	(10,997,624)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**28,265,318**
ASOCIADAS					
1 LABATT U.S.A.		3,175	30.00	39,384	171,969
2 IEQSA		98,232	19.60	11,082	67,643
3 CICAN		9,620	48.10	36,154	46,417
4 OTRAS ASOCIADAS (4)		1	0.00	0	257,957
(No. DE ASOC.:)		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**86,620**	**543,986**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**28,809,304**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 ***CONSOLIDADO***
INFORMACION DICTAMINADA Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	3,459,150	523,922	2,935,228	9,332,568	3,975,734	8,292,062
MAQUINARIA	9,011,063	1,522,448	7,488,615	12,599,784	8,240,790	11,847,609
EQUIPO DE TRANSPORTE	2,043,492	825,239	1,218,253	1,346,039	654,980	1,909,312
EQUIPO DE OFICINA	1,152,830	284,579	868,251	469,688	245,368	1,092,571
EQUIPO DE COMPUTO	405,308	249,737	155,571	146,361	109,761	192,171
OTROS	2,195,760	789,219	1,406,541	971,425	770,001	1,607,965
TOTAL DEPRECIABLES	**18,267,603**	**4,195,144**	**14,072,459**	**24,865,865**	**13,996,634**	**24,941,690**
ACTIVOS NO DEPRECIABLES						
TERRENOS	854,011	0	854,011	2,515,009	0	3,369,020
CONSTRUCCIONES EN PROCESO	1,404,943	0	1,404,943	37,815	0	1,442,758
OTROS	0	0	0	0	0	0
TOTAL NO DEPRECIABLES	**2,258,954**	**0**	**2,258,954**	**2,552,824**	**0**	**4,811,778**
TOTAL	**20,526,557**	**4,195,144**	**16,331,413**	**27,418,689**	**13,996,634**	**29,753,468**

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 **CONSOLIDADO**
Impresión Final

INFORMACION DICTAMINADA

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2002**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
BAYER-LAND	10/03/2003	3.09	0	0	0	0	0	0	0	0	0	104,590	0	0	0	0
BCO- BOSTO	04/06/2003	2.35	0	0	0	0	0	0	0	0	0	104,590	0	0	0	0
QUIROGRAFARIOS																
WARGURG	28/04/2003	8.92	0	0	0	0	0	0	0	0	0	0	1,568,850	0	0	0
WARGURG	02/03/2003	8.79	0	0	0	0	0	0	0	0	0	418,360	0	0	0	0
LANDES-SH	04/03/2023	4.32	0	0	0	0	0	0	0	0	0	11,505	0	0	0	0
VARIOS	08/04/2016	9.40	0	0	0	0	0	0	0	0	0	0	1,045,900	0	0	0
JP MORGAN	03/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	0	0	2,091,800	0
ORGANISMOS FINANCIEROS																
SANTANDER	01/03/1931	2.88	41,320	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	31/10/2006	7.63	160,000	480,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/10/2005	2.88	19,905	39,806	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	20/12/2007	8.80	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BAYERISCHE	26/06/2006	1.60	0	0	0	0	0	0	0	0	0	1,233	1,233	1,233	616	0
BAYERISCHE	16/10/2003	3.09	0	0	0	0	0	0	0	0	0	2,615	0	0	0	0
COMERICA	28/09/2004	4.94	0	0	0	0	0	0	0	0	0	0	261,475	0	0	0
BAYERISCHE	18/06/2004	2.67	0	0	0	0	0	0	0	0	0	4,131	4,131	0	0	0
BAYERISCHE	26/01/2004	2.09	0	0	0	0	0	0	0	0	0	1,905	952	0	0	0
BAYERISCHE	25/03/2004	1.96	0	0	0	0	0	0	0	0	0	1,518	759	0	0	0
BAYERISCHE	28/09/2007	2.84	0	0	0	0	0	0	0	0	0	0	0	24,404	24,404	24,404
BAYERISCHE	17/01/2005	2.12	0	0	0	0	0	0	0	0	0	1,277	1,277	638	0	0
BAYERISCHE	17/01/2005	2.12	0	0	0	0	0	0	0	0	0	1,553	1,553	777	0	0
BAYERISCHE	15/05/2006	1.60	0	0	0	0	0	0	0	0	0	1,230	1,230	1,230	615	0
BAYERISCHE	22/09/2003	2.31	0	0	0	0	0	0	0	0	0	5,483	0	0	0	0
BAYERISCHE	29/04/2005	2.11	0	0	0	0	0	0	0	0	0	1,300	1,300	650	0	0
BAYERISCHE	06/01/2006	4.43	0	0	0	0	0	0	0	0	0	2,301	2,301	2,301	1,151	0
BAYERISCHE	30/08/2005	4.37	0	0	0	0	0	0	0	0	0	14,965	14,965	14,965	0	0
BAYERISCHE	28/02/2006	4.63	0	0	0	0	0	0	0	0	0	1,733	1,733	1,733	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2002**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	28/02/2006	2.33	0	0	0	0	0	0	0	0	0	860	860	860	430	0
BAYERISCHE	28/09/2006	2.26	0	0	0	0	0	0	0	0	0	1,702	1,702	1,702	1,702	0
BAYERISCHE	30/04/2007	2.20	0	0	0	0	0	0	0	0	0	1,357	1,357	1,357	1,357	678
BAYERISCHE	31/10/2006	2.16	0	0	0	0	0	0	0	0	0	4,711	4,711	4,711	4,711	0
BAYERISCHE	31/07/2007	2.14	0	0	0	0	0	0	0	0	0	3,895	3,895	3,895	3,895	3,895
BAYERISCHE	30/10/2007	2.03	0	0	0	0	0	0	0	0	0	1,748	1,748	1,748	1,748	1,084
BAYERISCHE	25/04/2008	2.18	0	0	0	0	0	0	0	0	0	774	1,548	1,548	1,548	2,322
BAYERISCHE	20/12/2013	1.80	0	0	0	0	0	0	0	0	0	4,805	9,609	9,609	9,609	62,468
BAYERISCHE	30/09/2005	2.26	0	0	0	0	0	0	0	0	0	600	600	600	0	0
BAYERISCHE	10/03/2003	2.24	0	0	0	0	0	0	0	0	0	593	0	0	0	0
BAYERISCHE	17/03/2003	2.32	0	0	0	0	0	0	0	0	0	1,852	0	0	0	0
BAYERISCHE	31/01/2006	2.33	0	0	0	0	0	0	0	0	0	835	835	835	417	0
BAYERISCHE	02/05/2006	2.17	0	0	0	0	0	0	0	0	0	1,127	1,127	1,127	564	0
BAYERISCHE	30/11/2008	1.84	0	0	0	0	0	0	0	0	0	6,555	6,555	6,555	6,555	13,110
BAYERISCHE	31/07/2006	2.28	0	0	0	0	0	0	0	0	0	698	698	698	698	0
BAYERISCHE	30/01/2007	2.32	0	0	0	0	0	0	0	0	0	922	922	922	922	461
BAYERISCHE	15/02/2006	1.94	0	0	0	0	0	0	0	0	0	1,018	1,018	1,018	509	0
ARTESIA	15/11/2004	2.70	0	0	0	0	0	0	0	0	0	6,181	6,181	0	0	0
NATIONS	25/06/2003	1.65	0	0	0	0	0	0	0	0	0	2,261	0	0	0	0
BAYERISCHE	18/12/2006	1.62	0	0	0	0	0	0	0	0	0	3,192	3,192	3,192	3,192	0
BAYERISCHE	16/10/2006	1.89	0	0	0	0	0	0	0	0	0	1,353	1,353	1,353	1,353	0
BAYERISCHE	15/05/2007	1.60	0	0	0	0	0	0	0	0	0	1,169	1,169	1,169	1,169	584
BAYERISCHE	12/04/2005	2.62	0	0	0	0	0	0	0	0	0	8,247	8,247	4,124	0	0
BBV-BANCOMER	23/12/2005	2.39	0	0	0	62,753	251,017	313,770	0	0	0	0	0	0	0	0
BAYERISCHE	23/04/2003	7.32	0	0	0	0	0	0	0	0	0	42,432	0	0	0	0
GE CAPITAL	01/10/2007	9.44	0	0	0	0	0	0	0	0	0	343	343	343	343	343
GE CAPITAL	01/01/2008	10.07	0	0	0	0	0	0	0	0	0	6,703	6,703	6,703	6,703	8,379
RABOBANK	29/09/2004	6.47	0	0	0	0	0	0	0	0	0	2,248	2,248	0	0	0
CITIBANK	08/11/2007	4.63	0	0	0	0	0	0	0	0	0	9,335	10,271	11,300	12,432	13,677

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2002**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CITIBANK	09/05/2006	4.35	0	0	0	0	0	0	0	0	0	3,322	3,553	3,801	7,751	0
AGRICOLE	23/06/2003	3.29	0	0	0	0	0	0	0	0	0	156,885	0	0	0	0
INBURSA	17/06/2003	3.70	0	0	0	78,443	0	0	0	0	0	0	0	0	0	0
CITIBANK	08/08/2003	3.07	0	0	0	0	0	0	0	0	0	334,688	0	0	0	0
SANTANDER	07/02/2003	2.79	0	0	0	39,744	0	0	0	0	0	0	0	0	0	0
RABOBANK	10/02/2003	3.23	0	0	0	0	0	0	0	0	0	209,180	0	0	0	0
BBV-BANCOMER	16/08/2003	2.69	0	0	0	0	0	0	0	0	0	41,836	125,508	251,016	418,360	0
AGRICOLE	22/09/2003	2.92	0	0	0	0	0	0	0	0	0	52,295	0	0	0	0
BCO- BOSTO	04/08/2003	2.75	0	0	0	0	0	0	0	0	0	104,590	0	0	0	0
BBV	16/06/2003	2.18	0	0	0	0	0	0	0	0	0	156,885	0	0	0	0
INBURSA	20/05/2003	3.52	0	0	0	0	0	0	0	0	0	130,738	0	0	0	0
SANTANDER	18/03/2003	2.88	0	0	0	0	0	0	0	0	0	26,148	0	0	0	0
BANAMEX	26/03/2003	9.35	509,198	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	08/04/2003	9.47	250,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	07/02/2003	9.32	200,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	12/05/2003	2.10	0	0	0	522,950	0	0	0	0	0	0	0	0	0	0
SERFIN	07/01/2003	2.48	0	0	0	104,590	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			**1,180,423**	**3,019,806**	**0**	**808,480**	**251,017**	**313,770**	**0**	**0**	**0**	**2,014,372**	**3,113,612**	**368,117**	**2,604,554**	**131,405**

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2002**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) – Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
CERVEZA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Combustibles			14,579	0	0	0	0	0	0	0	0	0	0	0	0	0
Comunicaciones			4,056	0	0	0	0	0	0	0	0	0	0	0	0	0
Fletes			2,309	0	0	0	0	0	0	0	0	0	0	0	0	0
Malta			10,706	0	0	0	0	0	0	0	0	4,522	0	0	0	0
Maimilo			44,166	0	0	0	0	0	0	0	0	0	0	0	0	0
Material de Empaque			32,469	0	0	0	0	0	0	0	0	9,331	0	0	0	0
Servicios			88,704	0	0	0	0	0	0	0	0	4,428	0	0	0	0
Promocionales			13,860	0	0	0	0	0	0	0	0	0	0	0	0	0
Refacciones			5,149	0	0	0	0	0	0	0	0	10,074	0	0	0	0
Proveedores Agencias			57,835	0	0	0	0	0	0	0	0	0	0	0	0	0
Proveedores Licorerías			57,890	0	0	0	0	0	0	0	0	0	0	0	0	0
Varios			228,346	0	0	0	0	0	0	0	0	0	0	0	0	0
KOF			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Concentrado			288,711	0	0	0	0	0	0	0	0	23,619	0	0	0	0
Azúcar			201,835	0	0	0	0	0	0	0	0	0	0	0	0	0
Fructuosa			0	0	0	0	0	0	0	0	0	3,354	0	0	0	0
Envase			43,607	0	0	0	0	0	0	0	0	2,981	0	0	0	0
Preforma			288,030	0	0	0	0	0	0	0	0	16,195	0	0	0	0
Empaque			34,123	0	0	0	0	0	0	0	0	8,481	0	0	0	0
Etiquetas			0	0	0	0	0	0	0	0	0	10,780	0	0	0	0
Refacciones			60,266	0	0	0	0	0	0	0	0	15,114	0	0	0	0
Varios			332,196	0	0	0	0	0	0	0	0	49,715	0	0	0	0
EMPAQUE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Acero y aluminio			12,616	0	0	9,067	0	0	0	0	0	709,516	0	0	0	0
Barniz y tintas			2,670	0	0	0	0	0	0	0	0	19,559	0	0	0	0
Compresores y condensadores			0	0	0	8,213	0	0	0	0	0	0	0	0	0	0
Empaque			59,846	0	0	1,758	0	0	0	0	0	2,736	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2002**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
Otros			76,257	0	0	253	0	0	0	0	0	68,382	0	0	0	0
Papel			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Polietileno			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Quimicos			51,782	0	0	3,493	0	0	0	0	0	33,502	0	0	0	0
Refacciones			21,219	0	0	15,879	0	0	0	0	0	19,004	0	0	0	0
OXXO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Bonos de Despensa			336,484	0	0	0	0	0	0	0	0	0	0	0	0	0
Tarjetas Telefonicas			279,362	0	0	0	0	0	0	0	0	0	0	0	0	0
Refrescos y Aguas			232,801	0	0	0	0	0	0	0	0	0	0	0	0	0
Cigarros			142,503	0	0	0	0	0	0	0	0	0	0	0	0	0
Leche			88,888	0	0	0	0	0	0	0	0	0	0	0	0	0
Alimentos Frios			88,888	0	0	0	0	0	0	0	0	0	0	0	0	0
Dulces y Nieves			81,833	0	0	0	0	0	0	0	0	0	0	0	0	0
Pan y Galletas			80,422	0	0	0	0	0	0	0	0	0	0	0	0	0
Botanas			79,011	0	0	0	0	0	0	0	0	0	0	0	0	0
Jugos y Energeticos			66,313	0	0	0	0	0	0	0	0	0	0	0	0	0
Abarrotes			66,313	0	0	0	0	0	0	0	0	0	0	0	0	0
Vinos y Licores			63,491	0	0	0	0	0	0	0	0	0	0	0	0	0
Limpieza e Higienicos			62,080	0	0	0	0	0	0	0	0	0	0	0	0	0
Otros			210,905	0	0	0	0	0	0	0	0	0	0	0	0	0
Varios			108,574	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**4,021,095**	**0**	**0**	**38,663**	**0**	**0**	**0**	**0**	**0**	**1,011,293**	**0**	**0**	**0**	**0**
OTROS			1,544,673	0	0	0	0	0	0	0	0	401,994	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**1,544,673**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**401,994**	**0**	**0**	**0**	**0**

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2002**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
			6,746,191	3,019,806	0	847,143	251,017	313,770	0	0	0	3,427,659	3,113,612	368,117	2,604,554	131,405

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	199,109	1,945,969	0	0	1,945,969
OTROS	17,408	172,828	0	0	172,828
TOTAL	**216,517**	**2,118,797**			**2,118,797**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	228,982	2,260,729	0	0	2,260,729
INVERSIONES	41,198	401,254	0	0	401,254
OTROS	236,275	2,346,976	0	0	2,346,976
TOTAL	**506,455**	**5,008,959**			**5,008,959**
SALDO NETO	**(289,938)**	**(2,890,162)**			**(2,890,162)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**656,812**	**6,869,602**	**106,169**	**1,110,419**	**7,980,021**
PASIVO	**1,041,322**	**10,891,190**	**35,065**	**366,743**	**11,257,933**
CORTO PLAZO	388,840	4,066,881	19,880	207,921	4,274,802
LARGO PLAZO	652,482	6,824,309	15,185	158,822	6,983,131
SALDO NETO	**(384,510)**	**(4,021,588)**	**71,104**	**743,676**	**(3,277,912)**

OBSERVACIONES

EL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE FUE DE 10.459 Y EN OTRAS MONEDAS SE PRESENTAN LOS SALDOS DE COCA COLA FEMSA EN BUENOS AIRES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	13,924,851	12,856,652	(1,068,199)	0.92	(9,861)
FEBRERO	13,177,949	12,193,969	(983,980)	0.00	633
MARZO	13,967,304	12,554,179	(1,413,125)	0.51	(7,228)
ABRIL	14,263,862	13,470,430	(793,432)	0.55	(4,334)
MAYO	15,062,171	14,010,921	(1,051,250)	0.20	(2,131)
JUNIO	14,643,593	14,427,425	(216,168)	0.49	(1,054)
JULIO	14,651,259	14,909,124	257,865	0.29	740
AGOSTO	19,094,744	14,987,843	(4,106,901)	0.38	(15,616)
SEPTIEMBRE	17,527,437	16,944,102	(583,335)	0.60	(3,509)
OCTUBRE	16,826,361	16,013,755	(812,606)	0.44	(3,582)
NOVIEMBRE	18,053,963	17,086,718	(967,245)	0.81	(7,823)
DICIEMBRE	18,754,932	17,477,381	(1,277,551)	0.44	(5,556)
ACTUALIZACION:	0	0	0	0.00	(20,062)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	467,868
OTROS	0	0	0	0.00	0
TOTAL					**388,485**

OBSERVACIONES

EN EL MES DE FEBRERO HUBO UNA DEFLACIÓN DEL 0.0643%

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**

INFORMACION DICTAMINADA Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA		0	0
ORIZABA	PRODUCCIÓN DE CERVEZA	7,200,000	77
MONTERREY	PRODUCCIÓN DE CERVEZA	7,550,000	81
TOLUCA	PRODUCCIÓN DE CERVEZA	5,400,000	69
NAVOJOA	PRODUCCIÓN DE CERVEZA	4,200,000	66
TECATE	PRODUCCIÓN DE CERVEZA	4,680,000	63
GUADALAJARA	PRODUCCIÓN DE CERVEZA	3,216,000	65
KOF		0	0
CEDRO	ELABORACION Y EMBOTELLADO	81,542	59
CUAUTITLÁN	ELABORACION Y EMBOTELLADO	195,883	76
LOS REYES	ELABORACION Y EMBOTELLADO	114,540	45
TOLUCA	ELABORACION Y EMBOTELLADO	208,000	62
IXTACOMITÁN	ELABORACION, EMBOTELLADO Y DISTRIBUCION	82,411	77
OAXACA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	15,062	71
JUCHITÁN	ELABORACION, EMBOTELLADO Y DISTRIBUCION	18,188	70
SAN CRISTÓBAL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	26,598	61
ALCORTA (BUENOS AIRES)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	206,740	56
EMPAQUE		0	0
FAMOSA-MTY	MANUFACTURA TAPAS METALICAS (HERMETAPAS)	16,000,000	90
FAMOSA-MTY	MANUFACTURA TAPAS METALICAS	4,000,000	88
FAMOSA-ENSENADA	MANUFACTURA LATA BEBIDAS	1,500,000	86
FAMOSA-ENSENADA	MANUFACTURA LATA ALIMENTOS	450,000	87
FAMOSA-TOLUCA	MANUFACTURA LATA BEBIDAS	1,700,000	98
FAMOSA-TOLUCA	MANUFACTURA LATA ALIMENTOS	200,000	38
FAMOSA-MTY	MANUFACTURA TAPAS DE PLASTICO	1,100,000	89
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	96
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,182,118	90
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	4,032	43
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS (TONS) MTY	10,212	74
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS (TONS) ORIZABA	7,200	92
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	52
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	96
TOTAL		0	0
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,182,118	90
TOTAL		1,182,118	90
-		0	0
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	4,032	43
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS (TONS) MTY	10,212	74
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS (TONS) ORIZABA	7,200	92
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	52

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION

OBSERVACIONES

LA CAPACIDAD INSTALADA SE CALCULA CON BASE EN LA CAPACIDAD DE LA PLANTA AL 31 DE DICIEMBRE DEL 2002 Y EL PORCENTAJE DE UTILIZACION ES CONSIDERADO LA CAPACIDAD PROMEDIO QUE TUVO LA PLANTA EN LOS ULTIMOS 12 MESES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
FEMSA CERVEZA FEMSA CERVEZA CERVEZA	23,292	5,683,300	21,856	19,537,978		TECATE, TECATE LIGH CARTA BLANCA, SUPEI DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
SERVICIOS				702			
FEMSA EMPAQUE HERMETAPAS	14,331	436,638	14,286	579,594		FAMOSA	CCMSA/IEMSA/MILLER LABATT
TAPA ECOLOGICA	3,535	414,847	3,365	554,045		FAMOSA	CCMSA/KOF/IEQSA FERNANDEZ
LATA BEBIDAS	2,951	1,175,359	3,000	1,549,938		FAMOSA	CCMSA/KOF/IEQSA FERNANDEZ
LATA ALIMENTOS		278,416		359,233		FAMOSA	PINSA/MARIND./YAVAR P.P.MATACINTAS/P.P.
ETIQUETAS	2,055	142,913	1,913	165,188		GRAFO	CCMSA/KOF/GAMESA COLGATE PALMOLIVE
FLEXIBLES (TONS)	10,913	381,774	10,875	463,799		GRAFO	CCMSA/KOF/GAMESA COLGATE PALMOLIVE
BOTELLAS	1,061	1,005,738	1,053	1,373,195		SIVESA	CCMSA/KOF/DOMECQ/.
ENFRIADORES METÁLICOS	93,549	604,933	88,668	649,678		VENDO	CCMSA/KOF
COCA-COLA FEMSA REFRESCOS	597,209	8,130,063	504,655	16,198,490		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				8,091,702			
TOTAL		18,253,981		49,523,542			

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA			1,955	1,275,951	67 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			432,080	258,031	CHILE/CARIBE/NICARA LATINOAMERICA	FAMOSA	CIA.CERV.UNIDAS/ EXPORT.LATINOAM./FL
HERMETAPA			7,866,182	332,248	CHILE/CARIBE/ USA	FAMOSA	LABATT / MILLER COORS BREWING/CIA.(
TAPA ECOLÓGICA			483,270	78,136	USA/ARGENTINA COSTA RICA/COLOMBIA	FAMOSA	CICAN/FLORIDA ICE & GASEOSAS COLOMBIA
FLEXIBLES (TONS)				19,863	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
BOTELLAS			10,522	8,994	CARIBE	SISA	
REFRESCOS			115,636	1,421,528	BUENOS AIRES, ARGENTINA	SPRITE, DIET SPRITE QUATRO, TAI, KIN, SCHWEPPES, FANTA COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				23,082			
T O T A L				3,417,833			

OBSERVACIONES

CLAVE DE COTIZACION FEMSA TRIMESTRE: 4 AÑO: 2002

FOMENTO ECONÓMICO MEXICANO, S.A.

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001: 7,210,635,333

Número de acciones en circulación a la misma fecha de la CUFIN : 5,297,310,450

(En Unidades)

[X] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2002

RESULTADO FISCAL	3,200,832,170
- IMPORTE DEL ISR:	1,120,291,260
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	126,928,462
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	233,506,897
UFIN DEL EJERCICIO :	1,720,105,581

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2002: 9,511,888,977

Número de acciones en circulación a la misma fecha de la CUFIN : 5,297,310,450

(En Unidades)

CLAVE DE COTIZACION FEMSA TRIMESTRE: 4 AÑO: 2002
RAZON SOCIAL: **FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 3,639,439,157

Número de acciones en circulación a la misma fecha de la CUFIN : 5,297,310,450
(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
1-4	0	0.00		664,351,560.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE ENERO DE

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferido)	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA Al **31** DE DICIEMBRE DE 2002 2,985,477,936

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : 5,297,310,450
(En Unidades)

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001 2,174,623,859
(Antes de UFIN reinvertida del ejercicio anterior)

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : 5,297,310,450
(En Unidades)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		1				2,737,740,090	300,000	2,348,655
D		1				2,559,570,360		
TOTAL			**0**	**0**	**0**	**5,297,310,450**	**300,000**	**2,348,655**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

EN EL 2001 SE RECOMPRARON 10.3 MILLONES DE ACCIONES POR UN MONTO DE 64 MILLONES DE PESOS Y A DICIEMBRE DEL 2000 SE HABIAN RECOMPRADO 33.7 MILLONES ACCIONES POR UN MONTO DE 237 MILLONES DE PESOS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2002**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y **31** DE **DICIEMBRE** DE **2002** Y **2001**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

Federico Reyes García
Director de Finanzas

Rosa María Hinojosa Martínez
Gerente de Admón. e Inf. Financiera

MONTERREY, NL, A 21 DE FEBRERO DE 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: FEMSA **FECHA : 21/02/2003** 15:18
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **B**

CARGO **PRESIDENTE**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JOSE ANTONIO FERNANDEZ CARBAJAL

CARGO **VICEPRESIDENTE**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JOSE ANTONIO FERNANDEZ CARBAJAL

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ALBERTO BAILLERES

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JUAN CARLOS BRANIFF HIERRO

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JOSE CALDERON AYALA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR EDUARDO A. ELIZONDO

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SRA CONSUELO GARZA DE GARZA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR RICARDO GUAJARDO TOUCHE

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : LIC ALFREDO LIVAS CANTU

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR MAX MICHEL SUBERVILLE

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR CARLOS SALGUERO

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ROBERTO SERVITJE SENDRA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR LUIS TELLEZ KUENZLER

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR CARLOS EDUARDO ALDRETE ANCIRA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR FRANCISCO JOSE CALDERON ROJAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: FEMSA **FECHA : 21/02/2003** 15:18
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR. ARTURO FERNANDEZ PEREZ

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ALFONSO GARZA GARZA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR LORENZO GARZA SEPULVEDA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SRA. MARIANA GARZA GONDA DE TREVIÑO

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SRA. PAULINA GARZA GONDA DE MARROQUIN

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ALFREDO MARTINEZ URDAL

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR MAX MICHEL GONZALEZ

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR OTHON PAEZ GARZA

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : C.P. JOSE MANUEL CANAL HERNANDO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : C.P. ERNESTO GONZALEZ DAVILA

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : LIC ALFREDO LIVAS CANTU

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : LIC CARLOS EDUARDO ALDRETE ANCIRA

SERIE **D**

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ROBERT E. DENHAM

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: FEMSA **FECHA : 21/02/2003** 15:18
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SRA EVA GARZA GONDA

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR HELMUT PAUL

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ALEXIS E. ROVZAR DE LA TORRE

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR LORENZO H. ZAMBRANO TREVIÑO

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JAVIER L. BARRAGAN

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR SERGIO DESCHAMPS PEREZ

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR JOSE MANUEL CANAL HERNANDO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 03/10/2001 AL : 03/10/2002
NOMBRE : SR ERNESTO GONZALEZ DAVILA

CLAVE DE COTIZACIÓN: FEMSA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002 TRIMESTRE: **4** AÑO: **2002**
(Millones de Pesos) Impresión Final

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	60,004	51,136	-1,029	-1,117	59,923	50,844	1,110	1,409	0	0	0	0
s02	ACTIVO CIRCULANTE	23,499	15,991	-161	-214	23,431	15,738	229	467	0	0	0	0
s03	LARGO PLAZO	669	468	-601	-962	1,224	1,364	46	67	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	544	437	-601	-963	1,099	1,333	46	67	0	0	0	0
s05	OTRAS INVERSIONES	125	30	0	-1	125	31	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	29,753	28,849	55	314	28,918	27,908	780	627	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	48,097	45,921	55	320	46,421	44,474	1,621	1,126	0	0	0	0
s08	DEPRECIACION ACUMULADA	18,344	17,072	0	6	17,503	16,566	841	500	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	6,083	5,828	-322	-255	6,350	5,835	55	249	0	0	0	0
s10	PASIVO TOTAL	27,191	21,131	-578	-414	27,402	21,091	367	454	0	0	0	0
s11	PASIVO CIRCULANTE	11,794	8,706	-577	-731	12,163	9,115	208	322	0	0	0	0
s12	PASIVO A LARGO PLAZO	9,803	7,117	0	-4	9,803	7,125	0	-4	0	0	0	0
s13	CREDITOS DIFERIDOS	5,594	5,308	-1	321	5,436	4,852	159	136	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	32,813	30,005	-452	-700	32,521	29,753	744	951	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	23,015	21,173	-594	-898	22,865	21,120	744	951	0	0	0	0
s16	CAPITAL CONTRIBUIDO	14,032	14,032	-24	-485	14,032	14,032	24	485	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	8,983	7,141	-570	-413	8,833	7,088	720	467	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	6,938	3,266	5,556	1,761	1,159	1,210	223	295	0	0	0	0

PAIS 1: México
PAIS 2: Argentina
PAIS 3:

CLAVE DE COTIZACIÓN FEMSA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002 TRIMESTRE: **4** AÑO: **2002**
(Millones de Pesos)
Impresión Final

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	52,941	50,097	-1	91	51,520	48,457	1,422	1,549	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	26,577	25,226	0	0	26,088	24,541	489	685	0	0	0	0
r05	GASTOS DE OPERACION	17,086	16,693	0	0	16,638	16,130	448	563	0	0	0	0
r06	RESULTADO DE OPERACION	9,491	8,533	0	0	9,450	8,411	41	122	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	396	282	0	-2	557	362	-161	-79	0	0	0	0
r08	INTERESES PAGADOS	906	948	-1	0	903	951	4	-3	0	0	0	0
r09	INTERESES GANADOS	446	476	-1	1	441	468	6	7	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	388	-40	-1	70	414	-41	-25	-69	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	858	297	0	-1	617	276	241	22	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	8,237	7,954	0	3	8,276	7,773	-39	179	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	3,624	2,945	1	0	3,640	2,914	-17	31	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	4,613	5,009	-1	3	4,636	4,859	-22	148	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0	0	0	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	4,613	5,009	-1	3	4,636	4,859	-22	148	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	4,613	5,009	-1	3	4,636	4,859	-22	148	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	-29	0	0	0	-29	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	4,613	4,980	-1	2	4,636	4,831	-22	148	0	0	0	0
r22	PARTICIPACION MINORITARIA	1,776	1,587	1	2	1,787	1,513	-11	73	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	2,837	3,393	-2	0	2,849	3,318	-11	75	0	0	0	0

PAIS 1: México
PAIS 2: Argentina
PAIS 3:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: FEMSA

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002

TRIMESTRE: 4 AÑO 2002

(Millones de Pesos)

Impresión Final

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	60,004	51,136	0	0	28,416	24,645	16,173	14,260	6,237	6,317	0	0
s02	ACTIVO CIRCULANTE	23,499	15,991	0	0	8,786	5,769	7,991	6,071	2,219	2,357	0	0
s03	LARGO PLAZO	669	468	0	0	504	258	116	128	45	48	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	544	437	0	0	379	258	116	128	45	48	0	0
s05	OTRAS INVERSIONES	125	30	0	0	125	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	29,753	28,849	0	0	15,993	15,723	6,969	6,638	3,813	3,786	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	48,097	45,921	0	0	27,956	27,108	10,082	9,276	6,433	6,219	0	0
s08	DEPRECIACION ACUMULADA	18,344	17,072	0	0	11,963	11,385	3,113	2,638	2,620	2,433	0	0
s09	ACTIVO DIFERIDO (NETO)	6,083	5,828	0	0	3,133	2,895	1,097	1,423	160	126	0	0
s10	PASIVO TOTAL	27,191	21,131	0	0	10,899	8,243	7,049	6,580	5,140	5,308	0	0
s11	PASIVO CIRCULANTE	11,794	8,706	0	0	3,050	2,604	2,539	2,427	2,552	2,474	0	0
s12	PASIVO A LARGO PLAZO	9,803	7,117	0	0	5,197	2,961	3,170	2,949	577	361	0	0
s13	CREDITOS DIFERIDOS	5,594	5,308	0	0	2,652	2,678	1,340	1,204	2,011	2,472	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	32,813	30,005	0	0	17,517	16,401	9,124	7,680	1,097	1,008	0	0
s15	CAPITAL CONTABLE MAYORITARIO	23,015	21,173	0	0	17,354	16,230	9,124	7,680	1,097	1,007	0	0
s16	CAPITAL CONTRIBUIDO	14,032	14,032	0	0	22,439	22,439	4,037	4,037	2,444	2,511	0	0
s17	CAPITAL GANADO (PERDIDO)	8,983	7,141	0	0	-5,085	-6,209	5,087	3,643	-1,347	-1,504	0	0
s18	FLUJO NETO DE EFECTIVO	6,938	3,266	0	0	2,861	230	1,648	2,732	-244	114	0	0

SECTOR 1: Femsa Cerveza
SECTOR 2: Coca Cola Femsa
SECTOR 3: Femsa Empaques

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: FEMSA

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002

TRIMESTRE: 4 AÑO 2002

(Millones de Pesos)

Impresión Final

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	52,941	50,097	0	0	20,815	20,703	17,620	16,729	6,599	6,577	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	26,577	25,226	0	0	11,888	11,776	9,490	8,992	1,605	1,520	0	0
r05	GASTOS DE OPERACION	17,086	16,693	0	0	8,342	8,450	5,050	5,119	700	679	0	0
r06	RESULTADO DE OPERACION	9,491	8,533	0	0	3,546	3,326	4,440	3,873	905	841	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	396	282	0	0	590	154	-501	143	288	185	0	0
r08	INTERESES PAGADOS	906	948	0	0	311	311	334	330	251	437	0	0
r09	INTERESES GANADOS	446	476	0	0	87	77	253	274	26	53	0	0
r10	RESULTADO POR POSICION MONETARIA	388	-40	0	0	-76	-26	386	-81	163	-55	0	0
r11	OTRAS OPERACIONES FINANCIERAS	858	297	0	0	28	556	534	38	305	64	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	8,237	7,954	0	0	2,928	2,616	4,407	3,692	312	592	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	3,624	2,945	0	0	1,250	978	1,843	1,461	178	275	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	4,613	5,009	0	0	1,678	1,638	2,564	2,231	134	317	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0	0	0	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	4,613	5,009	0	0	1,678	1,638	2,564	2,231	134	317	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	4,613	5,009	0	0	1,678	1,638	2,564	2,231	134	317	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	-29	0	0	0	0	0	-29	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	4,613	4,980	0	0	1,678	1,638	2,564	2,202	134	317	0	0
r22	PARTICIPACION MINORITARIA	1,776	1,587	0	0	4	8	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	2,837	3,393	0	0	1,674	1,630	2,564	2,202	134	317	0	0

SECTOR 1: Femsa Cerveza
SECTOR 2: Coca Cola Femsa
SECTOR 3: Femsa Empaques

NOTAS A LOS ESTADOS FINANCIEROS (1)

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

R04: INCLUYE 52,043 Y 100,760 MILES DE PESOS DE AMORTIZACION DEL CREDITO POR LOS AÑOS 2002 Y 2001 RESPECTIVAMENTE

R23: EN EL AÑO 2002 SE INCLUYEN VENTAS DE COCA COLA FEMSA BUENOS AIRES POR 135,916 Y 148,090 PARA EL MISMO PERIODO DEL AÑO 2001.

C17: EL AÑO ACTUAL INCLUYE 402,000 POR CONCEPTO DE DETERIORO EN EL VALOR DEL CREDITO MERCANTIL GENERADO POR LA COMPRA DE COCA COLA FEMSA BUENOS AIRES.

C13: PARA EL AÑO 2002 SE INCLUYEN 2,185,758 DE DEPRECIACION, 52,043 DE CREDITO MERCANTIL Y 1,507,114 DE AMORTIZACION DE CARGOS DIFERIDOS. EN EL AÑO 2001 ESTOS MONTOS FUERON 1,958,836 Y 1,283,715 RESPECTIVAMENTE

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fomento Económico Mexicano S.A. de C.V.



Date: February 24, 2003

By: ____________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Planning